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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No.   )(1)


                             LASER PHOTONICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Warrants for Common Stock and Shares of
                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  517 903 308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Clifford Kalista
                       4 Falls Corporate Ctr., 6th Floor
                           W. Conshohocken, PA 19428
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.517 903 308                   13D                     Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


     Clifford Kalista      ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    549,500 Shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    549,500 Shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     549,500 Shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 517 903 308                  13D                     Page 3 of 4 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock
         Laser Photonics, Inc.
         2431 Impala Drive
         Carlsbad, CA 92008
________________________________________________________________________________
Item 2.  Identity and Background.

         CLIFFORD KALISTA

         a.       Clifford Kalista
         b.       Pennsylvania Merchant Group Ltd.
                  4 Falls Corporate Center, 6th Floor
                  West Conshohocken, Pennsylvania 19428

         c.       Securities Broker
                  Pennsylvania Merchant Group Ltd.
                  4 Falls Corporate Center, 6th Floor
                  West Conshohocken, Pennsylvania 19428

         d.       N/A
         e.       N/A
         f.       U.S.A.

________________________________________________________________________________
Item 3. and 4.  Sources and Amount of Funds or Other Consideration; and Purpose
                of Transaction

         Clifford Kalista ("Reporting Person") acquired a total of 350,000 shares of Laser Photonics, Inc. ("Issuer") Common Stock in October, 1997, at a purchase price of $1.00 per share. During 1998 50,500 of such shares were sold at prices ranging from $3.50 to $4.00 per share.

         As of November 25, 1997, the Issuer granted warrants to Reporting Person's employer, Pennsylvania Merchant Group Ltd. ("PMG") to purchase up to 50,000 shares of Issuer Common Stock at a purchase price of $4.00 per share. As of December, 1998, pursuant to the terms of such warrants, the exercise price was reduced to $1.50 per share. These warrants, which are currently exercisable and which expire on November 25, 2002, were granted by the Issuer as compensation for services performed by PMG in obtaining financing for the Issuer. On March 31, 1999, PMG transferred the 50,000 warrants to Reporting Person as employment compensation.

         As of December 15, 1997, PMG was granted warrants to purchase up to 200,000 shares of Issuer Common Stock at a purchase price of $2.00 per share. These warrants, which are currently exercisable and which expire on December 15, 2003, were granted by the Issuer as compensation for services performed in obtaining financing for the Issuer. On May 20, 1999, PMG transferred the 200,000 warrants to Reporting Person as employment compensation.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Clifford Kalista

         a.       549,500

         b.       Sole voting and dispositive powers: 549,500

         c.       N/A

         d.       N/A

         e.       N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 4.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                  N.A.
________________________________________________________________________________

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                                                                     Page 4 of 4

                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct as of June 1, 1999.


                                                 /s/Clifford Kalista
                                        ----------------------------------------
                                                   Clifford Kalista






Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).